SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 17 September 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 17 September 2026
           re: Director/PDMR Shareholding

17 September 2026

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

DIVIDEND REINVESTMENT PLAN SHARE ACQUISITIONS
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the interim dividend in respect of the year ending 31 December 2026 paid by the Group on 15 September 2026.

Name	Shares
Kate Cheetham	642
Sharon Doherty	2,552
Stephen Shelley	1,202
Jasjyot Singh	25,481

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Cheetham
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Company Secretary
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.0997	642

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sharon Doherty
2	Reason for the notification
a)	Position/status	Chief People & Places Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.0997	29

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.108054	2,523

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.0997	1,202

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jasjyot Singh
2	Reason for the notification
a)	Position/status	CEO, Consumer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in the Lloyds Banking Group plc Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.0997	64

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2026 on Shares held in Global Nominee Account.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.108054	25,417

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-16
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 September 2026